MTR GAMING GROUP, INC.
State Route 2, South, P.O. Box 356
Chester, West Virginia 26034

December 21, 2012

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                 MTR Gaming Group, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 15, 2012
File Number:  000-20508

Dear Mr. Gordon:

We are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 7, 2012, related to the above-referenced filing of MTR Gaming Group, Inc. (the “Company”).

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Form 10-K for the Year Ended December 31, 2011

Contractual cash obligations, page 75

1.              In future annual Exchange Act reports, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table.  If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.  Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to assumptions related to your estimated interest payments (e.g., interest paid in kind).

Response:  We acknowledge the Staff’s comments and in future filings will enhance our contractual cash obligations table and/or related narrative discussion to include interest commitments under our interest-bearing debt and the assumptions utilized to determine those amounts.

Note 5.  Property and Equipment, page F-22

2.              We note that you entered into a lease agreement to lease mineral rights and as a part of the lease you received a $2.1 million lease bonus payment.  Please tell us how you determined this revenue had been earned and that you had no further obligations related to the lease bonus payment.

Response:  We recorded the lease bonus payments aggregating $2.1 million as revenue upon execution of the lease agreements with respect to property in West Virginia and release of liens on certain of such leased property (the “Lien Release”), as the revenue was earned and realizable within the reporting period.  The Company concluded that at the time the revenue of the lease bonus payments was recorded the Company met all the requirements for revenue recognition as (i) there were properly executed lease agreements; (ii) there were no future performance obligations by either the Company or the lessee with respect to the lease bonus payments; (iii) the lease bonus payment amounts were fixed and determinable; and (iv) collectability was reasonably assured.  In addition, the Company considered whether there were any future obligations of the Company that might require deferral of the lease bonus payments and concluded there were none, as the lease agreements did not subject the Company to any additional conditions after execution of the lease agreements and the occurrence of the Lien Release and the Company had no obligations relative to the development of the leased property. Further, the lease bonus payments are nonrefundable, regardless of whether or not the properties are developed by the lessee. To the extent that the lessee does develop and produce oil or gas from these properties, the Company will receive prospective royalty payments on the sale of any oil or gas extracted by the lessee.  The royalty payments are separate and distinct from the lease bonus. Accordingly, the Company concluded that recognition of the revenue from the lease bonus payments was appropriate in the applicable reporting period.

Note 9.Commitments and Contingencies, page F-34

3.              In future Exchange Act reports, please revise to disclose the amount of reasonably possible losses or range of losses in excess of amounts accrued for legal proceedings, environmental remediation obligations, and other contingencies or, where applicable, to state that such an estimate of the possible loss or range of loss cannot be made.  Refer to ASC 410-30-50 and ASC 450-20-50.

Response:  With respect to the Staff’s comment, we will continue to monitor developments regarding our lawsuits and make disclosures consistent with the requirements of 410-30-50 and 450-20-50 of the FASB Accounting Standards Codification. To the extent possible, in future filings, we will disclose the amount or range of reasonably possible losses. If an estimate of reasonably possible losses cannot be made with regard to our loss contingencies, in future filings, we will include a statement to indicate why such an estimate cannot be made.

********************

In connection with responding to your comments, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (724) 933-8122 ext. 106.

Sincerely,

MTR GAMING GROUP, INC.

/s/ John W. Bittner, Jr.
John W. Bittner, Jr.
Executive Vice President and
Chief Financial Officer